UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 19, 2021

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A. Publicly-Held Company Corporate Taxpayer's ID (CNPJ/ME): 02.421.421/0001-11 Corporate Registry (NIRE): 33.300.324.631

NOTICE TO THE MARKET

Participation in online events: 22/Feb to 26/Feb

TIM S.A. ("TSA" or “Company”) (B3: TIMS3; NYSE: TIMB), in compliance with Circular Letter No. 7/2020-CVM / SEP and in accordance with the provisions of CVM Instruction No. 358/02 and CVM Instruction No. 480/09, inform to their shareholders and the market in general the participation of their executives in online events, as follows:

Mario Girasole – Regulatory and Institutional Affairs Officer

Event: Seminário Políticas de Telecomunicações

Date and time: February 22nd, 2021, at 11:00 a.m.

Link: https://teletime.com.br/politicas/

Topics to be discussed: The 5G model in Brazil and what to expect from the auction? How does the auction address (and fail to address) the different market variables? What changes in the competitive landscape and regulatory challenges in the sector after the auction?

Piero Formica – Compliance Officer and Data Protection Officer

Event: Seminário Políticas de Telecomunicações

Date and time: February 23rd, 2021, at 02:00 p.m.

Link: https://teletime.com.br/politicas/

Topics to be discussed: The Autoridade Nacional de Proteção de Dados (ANPD) in the context of telecom and media companies. Debate on setting up the agency and priority agenda, and concerns of the telecommunications and entertainment sectors and interaction between regulators.

Rio de Janeiro, February 19th, 2021.

TIM S.A. Adrian Calaza Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: February 19, 2021	By:	/s/ Adrian Calaza
Adrian Calaza
Chief Financial Officer and Investor Relations Officer